SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March, 2005

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Non-consolidated Balance Sheets
Non-consolidated Statements of Income
Non-consolidated Statements of Appropriation of Retained Earnings
SIGNATURES

     This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Disclaimer

Attached for your reference is our non-audited, non-consolidated financial statements prepared in accordance with generally accepted accounting principles in Korea (“Korean GAAP”). These financial statements are English versions of the audited non-consolidated financial statements prepared in Korean and prepared under Korean GAAP and released to the public on Mar. 2, 2005. However, these financial statements are different from the Korean version in presentation of certain line items and classifications of certain line items. As the attached English version has not been finally reviewed by our independent accountants, the attached English version is preliminary and unaudited. We will promptly release the English version of our non-consolidated financial statements that have been audited and reviewed by our independent accountants.

Korea Electric Power Corporation

Non-consolidated Balance Sheets

December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars)

	Won		U.S. dollars
Assets	2004	2003	2004	2003
Property, Plant and Equipment:
Utility plant	W40,125,462	37,235,281	$38,441,715	35,672,812
Less: accumulated depreciation	(9,107,944)	(7,472,373)	(8,725,756)	(7,158,817)
Less: construction grants	(3,182,366)	(2,758,789)	(3,048,827)	(2,643,025)

	27,835,152	27,004,119	26,667,132	25,870,192
Construction in-progress	2,110,396	2,266,928	2,021,839	2,171,803

	29,945,548	29,271,047	28,688,971	28,042,773

Investments and others:
Investment securities	25,462,887	23,865,370	24,394,412	22,863,930
Long-term loans	163,525	142,368	156,664	136,394
Long-term other accounts receivable, less discount on present value of W35,576 in 2003 and alloWance for doubtful accounts of W15,500 in 2003	88	213,924	84	204,947
Currency and interest rate sWaps	312,611	124,345	299,493	119,127
Intangibles, net	233,016	144,367	223,238	138,309
Other non-current assets	148,070	143,110	141,856	137,105

	26,320,197	24,633,484	25,215,747	23,599,812

Current assets:
Cash and cash equivalents	445,863	366,817	427,154	351,425
Trade receivables, less alloWance for doubtful accounts of W33,810 in 2004 and W27,787 in 2003	1,576,542	1,501,949	1,510,387	1,438,924
Other account receivables, less alloWance for doubtful accounts of W19,944 in 2004 and W14,184 in 2003 and present value discount of W14,125 in 2004	465,821	434,648	446,274	416,409
Short-term financial instruments	46,000	61,000	44,070	58,440
Inventories	70,484	78,796	67,526	75,490
Other current assets	46,869	121,921	44,902	116,805

	2,651,579	2,565,131	2,540,313	2,457,493

Total assets	W58,917,324	56,469,662	$56,445,031	54,100,078

Korea Electric Power Corporation

Non-consolidated Balance Sheets, Continued

December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
Liabilities and Shareholders’ Equity	2004		2003	2004	2003
Stockholders’ equity:
Common stock of W5,000 par value
Authorized — 1,200,000,000 shares
Issued and outstanding — 640,748,573 shares in 2004 and 2003	W	3,203,743	3,203,743	$3,069,307	3,069,307
Capital surplus		14,372,895	14,373,779	13,769,779	13,770,626
Retained earnings
Appropriated		19,554,340	17,899,939	18,733,800	17,148,821
Unappropriated		3,379,107	2,315,938	3,237,313	2,218,756
Capital adjustments		(233,151)	(150,681)	(223,368)	(144,358)

Total shareholders’ equity		40,276,934	37,642,718	38,586,831	36,063,152

Long-term liabilities:
Long-term borroWings		10,118,184	9,641,037	9,693,605	9,236,479
Reserve for retirement and severance benefits, net		439,701	316,408	421,250	303,131
Reserve for self insurance		93,352	87,926	89,435	84,236
Currency and interest rate sWaps		158,060	178,283	151,427	170,802
Deferred income tax liabilities		1,822,513	1,462,016	1,746,037	1,400,667
Other long-term liabilities		381,942	486,981	365,914	466,546

		13,013,752	12,172,651	12,467,668	11,661,861

Current liabilities:
Trade payables		1,377,976	1,256,526	1,320,153	1,203,800
Other accounts payable		506,049	571,772	484,814	547,779
Short-term borroWings		200,172	16,245	191,772	15,563
Current portion of long-term debt		2,198,443	4,030,652	2,106,192	3,861,518
Income tax payable		677,600	164,170	649,167	157,281
Accrued expenses		115,520	146,094	110,673	139,964
Dividends payable		2,501	2,324	2,396	2,226
Other current liabilities		548,377	466,510	525,365	446,934

		5,626,638	6,654,293	5,390,532	6,375,065

Total liabilities		18,640,390	18,826,944	17,858,200	18,036,926

Commitments and contingencies

Total shareholders’ equity and liabilities	W	58,917,324	56,469,662	$56,445,031	54,100,078

Korea Electric Power Corporation

Non-consolidated Statements of Income

For the years ended December 31, 2004 and 2003

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2004		2003	2004	2003
Operating revenues:
Sale of electricity	W	23,490,001	22,087,455	$22,504,312	21,160,620
Other operating revenues		109,912	310,034	105,300	297,024

		23,599,913	22,397,489	22,609,612	21,457,644

Operating expenses:
PoWer generation, transmission and distribution		3,687,105	3,560,513	3,532,386	3,411,106
Purchased poWer		16,766,232	15,724,513	16,062,686	15,064,680
Other operating costs		112,369	307,539	107,654	294,634
Selling and administrative expenses		1,061,048	992,115	1,016,524	950,485

		21,626,754	20,584,680	20,719,250	19,720,905

Operating income		1,973,159	1,812,809	1,890,362	1,736,739

Other income (expense):
Interest income		36,079	38,780	34,565	37,153
Interest expense		(562,971)	(583,556)	(539,348)	(559,069)
Gain (loss) on foreign currency transactions and translation, net		616,592	(183,676)	590,719	(175,969)
Donations		(81,682)	(125,090)	(78,254)	(119,841)
Rental income		130,237	121,535	124,772	116,435
Equity income of affiliates		1,793,808	2,123,518	1,718,536	2,034,411
Gain on disposal of investments, net		7,472	45,214	7,158	43,317
Gain (loss) on disposal of utility plant, net		5,887	(2,755)	5,640	(2,639)
Valuation gain (loss) on currency and interest rate sWaps, net		20,806	(59,689)	19,933	(57,185)
Other, net		49,376	(87,531)	47,304	(83,857)

		2,015,604	1,286,750	1,931,025	1,232,756

Income before income taxes		3,988,763	3,099,559	3,821,387	2,969,495

Income taxes		(1,107,993)	(783,621)	(1,061,499)	(750,739)

Net income	W	2,880,770	2,315,938	$2,759,888	2,218,756

Basic earnings per share	W	4,574	3,674	$4,382	3,520

Diluted earnings per share	W	4,507	3,666	$4,318	3,512

Korea Electric Power Corporation

Non-consolidated Statements of Appropriation of Retained Earnings

For the years ended December 31, 2004 and 2003

Date of Appropriation for 2004: March 18, 2005
Date of Appropriation for 2003: March 19, 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2004		2003	2004	2003
Unappropriated retained earnings:
Balance at beginning of year	W	—-	—	$—	—
Change in retained earnings of affiliated company		498,337	—	477,426	—
Net income		2,880,770	2,315,938	2,759,887	2,218,757

Balance at end of year before appropriation		3,379,107	2,315,938	3,237,312	2,218,757

Appropriation of retained earnings:
Legal reserve		—	1,619	—	1,551
Reserve for investment on social overhead capital		60,000	80,000	57,482	76,643
Reserve for research and human development		30,000	60,000	28,741	57,482
Reserve for business expansion		2,564,951	1,512,782	2,457,320	1,449,302
Dividends – 23% on par value at 1,150 Won per share		724,156	661,537	693,769	633,778

		3,379,107	2,315,938	3,237,312	2,218,757
Unappropriated retained earnings to be carried over to subsequent year	W	—	—	$—	—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer

Date: March 3, 2005